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Attention:	Jeffrey Riedler, Assistant Director	File No. 054260-0005
Johnny Gharib
Bryan Pitko
Vanessa Robertson
Mark Brunhofer

Re:	Ascendis Pharma A/S
Amendment No. 1 to Draft Registration Statement on Form F-1
Confidentially submitted on September 9, 2014
CIK No. 0001612042

Ladies and Gentleman:

On behalf of Ascendis Pharma A/S (the “Company”), we are hereby confidentially submitting Amendment No. 2 (“Amendment No. 2”) to the Company’s Draft Registration Statement on Form F-1 (the “Draft Submission”) previously submitted on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) with the Securities and Exchange Commission (the “Commission”). Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 (“Amendment No. 1”) to the Draft Submission received on September 19, 2014 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Amendment No. 2, five of which have been marked to show changes from Amendment No. 1, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Costs, page 81

1.	Please refer to your response to comment 14. Please expand your disclosures to include the costs incurred during each period presented and from inception to date separately for direct costs versus indirect costs. In addition, please disclose the total amount of research and development costs incurred since inception.

October 20, 2014

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 83 of Amendment No. 2 to disclose the costs incurred during each period presented separately for direct costs versus indirect costs for each of the financial periods presented in the prospectus.

The Company respectfully advises the Staff that the Company has adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board in the year ended December 31, 2013, using a transition date of January 1, 2012. In accordance with the provisions of IFRS 1 “First-time Adoption of International Financial Reporting Standards,” the Company was required to compute IFRS transition adjustments and prepare IFRS financial information from the date of transition onwards. Therefore, consistent with the transition requirements under IFRS, the Company’s financial information prior to January 1, 2012 has only been prepared in accordance with Generally Accepted Accounting Principles in Denmark (“Danish GAAP”) and not in accordance with IFRS. As outlined in Note 18 to the Company’s audited consolidated financial statements included with Amendment No. 2, the Company has identified various accounting differences between Danish GAAP and IFRS, and certain of these accounting differences affect research and development costs. The Company respectfully advises that presenting the research and development costs split between direct and indirect costs since inception and total research and development costs since inception would require combining two different bases of accounting in the same disclosure, which could be misleading.

Intellectual Property

Ocular Field, page 117

2.	We note your response to our prior comment 24. Please expand your disclosure for the fourth patent family related to your work in the ocular field to disclose the foreign jurisdiction where the patent application is pending.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 129 of Amendment No. 2.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo of LATHAM & WATKINS LLP

cc:	Jan Møller Mikkelsen, Ascendis Pharma A/S

Thomas P. Soloway, Ascendis Pharma A/S

Michael Wolff Jensen, Ascendis Pharma A/S

Alan C. Mendelson, Latham & Watkins LLP

Mark V. Roeder, Latham & Watkins LLP